Exhibit 5.1

February 26, 2019

The PNC Financial Services Group, Inc.

The Tower at PNC Plaza

300 Fifth Avenue

Pittsburgh, PA 15222-2401

Ladies and Gentlemen:

I am Managing Chief Counsel and Corporate Secretary of The PNC Financial Services Group, Inc., a Pennsylvania corporation (the “Company”) and in that capacity have acted as counsel for the Company in connection with the preparation of a registration statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to, in the aggregate, additional $107,500,000 of deferred compensation obligations of the Company (the “Deferred Compensation Obligations”) under (i) The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation and Incentive Plan (the “DCIP”) and The PNC Financial Services Group, Inc. Directors Deferred Compensation Plan (the “Director Plan” and together with the DCIP, the “Plans”). The amounts to be registered under the respective Plans are $100,000,000 (DCIP) and $7,500,000 (Director Plan).

I have reviewed such corporate records and other documents relating to the Company and the Plans and certificates of public officials and officers of the Company that I have deemed necessary under the circumstances as a basis for the opinions hereinafter expressed.

In making such examination and rendering the opinions set forth below, I have assumed: (i) the genuineness and authenticity of all signatures on original documents; (ii) the authenticity of all documents submitted to me as originals; (iii) the conformity to originals of all documents submitted to me as certified or reproduced copies and the authenticity of the originals of such documents; (iv) the accuracy, completeness and authenticity of certificates or letters of public officials; and (v) the due authorization, execution and delivery of all documents (except the due authorization, execution and delivery by the Company), where authorization, execution and delivery are prerequisites to the effectiveness of such documents.

Based upon the foregoing, it is my opinion that the Deferred Compensation Obligations, when issued by the Company in accordance with the provisions of the applicable Plan, will be valid and binding obligations of the Company, enforceable in accordance with the terms of the applicable Plan, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights.

In addition, the DCIP is designed to be a top-hat plan for the purposes of providing deferred compensation for a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The provisions of the written DCIP comply with the ERISA provisions applicable to top-hat plans.

I am a member of the Bar of the Commonwealth of Pennsylvania and I express no opinion as to the laws of any jurisdiction other than Title I of ERISA, the Pennsylvania Business Corporation Law and the laws of the Commonwealth of Pennsylvania.

I hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement. In giving such opinion, I do not thereby admit that I am acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Alicia Powell
Alicia Powell Managing Chief Counsel and Corporate Secretary The PNC Financial Services Group, Inc.